UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33345 / January 28, 2019

_____

In the Matter of   :
                                                                      :
American Fidelity Assurance Company   :
American Fidelity Separate Account B   :
American Fidelity Separate Account C   :
                                                                      :
P.O. Box 25523   :
Oklahoma City, OK 73125-0523   :
                                                                      :
(812-14822)   :
                                                                      :
_____ :

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Fidelity Assurance Company, American Fidelity Separate Account B and American
Fidelity Separate Account C (collectively, the "Applicants") filed an application on September
26, 2017, and amendments to the application on January 31, 2018, March 8, 2018, August 10,
2018 and November 7, 2018. The Applicants requested an order pursuant to section 26(c) of
the Investment Company Act of 1940 (the "Act") to permit the substitutions of shares of certain
registered investment companies with shares of certain other registered investment companies.

On November 29, 2018, a notice of the filing of the application was issued (Investment
Company Act Release No. 33309). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered, and it is found that the substitutions are consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the
Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the Act, that the proposed substitutions for
American Fidelity Assurance Company, et al. (File No. 812-14822) are approved, effective

immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary